metabolic

09046247

RECEIVED

2009 MAY 22 P 2:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 May, 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgment	To:	Title	No of Pages
2 April 2009	ASX	Notice of Initial substantial holder	2
7 April 2009	ASX	Notice of Ceasing to be a substantial holder	1
7 April 2009	ASX	Notice of Initial substantial holder	2
20 April 2009	ASX	Changes to Metabolic Board	1
20 April 2009	ASX	Final Director's Interest Notice	2
20 April 2009	ASX	Final Director's Interest Notice	2
21 April 2009	ASX	Initial Director's Interest Notice	2
21 April 2009	ASX	Initial Director's Interest Notice	2
21 April 2009	ASX	Initial Director's Interest Notice	2
21 April 2009	ASX	Initial Director's Interest Notice	2

Can you also please advise whether there is an electronic method for lodgment of these notices? Your advice appreciated.

Yours faithfully,
Metabolic Pharmaceuticals Limited

Steven Kropf
Chief Financial Officer
Metabolic Pharmaceuticals Ltd
Unit 2, 320 Lorimer Street
Port Melbourne, Vic. 3207
Stevenk@metabolic.com.au

5/28

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metabolic Pharmaceuticals Limited
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Kenley
Date of appointment	16 April 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities -
615,199 Fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Name of Holder: Lateral Innovations Pty Ltd **Nature of interest:** Director & shareholder	10,219,999 Fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metabolic Pharmaceuticals Limited
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Oliver Stevens
Date of appointment	16 April 09

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Appendix 3X
Initial Director's Interest Notice

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metabolic Pharmaceuticals Limited
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Franklyn
Date of appointment	16 April 09

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Entrust Funds Management Ltd as Responsible Entity for the Entrust Investment Fund	59,713,219 Fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	Metabolic Pharmaceuticals Limited
ABN:	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Cameron-Dow
Date of appointment	16 April 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Name of Holder: Dow Super Pty Ltd ATF Xavier Superannuation Fund **Nature of Interest:** Director and member	300,000 fully paid ordinary shares (ASX code MBP)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity METABOLIC PHARMACEUTICALS LIMITED
ABN 96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	IAIN KIRKWOOD
Date of last notice	27.5.2008
Date that director ceased to be director	16.4.2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
400,000 Fully Paid Ordinary Shares (ASX Code MBP)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Name of Holder: **Edward St. Consulting Ltd** **Nature of Interest:** **Director**	1,200,000 Fully Paid Ordinary Shares (ASX Code MBP)
Name of Holder: **Trust Company Superannuation Services Ltd** **Nature of Interest:** **As Trustee of superannuation fund**	349,723 Fully Paid Ordinary Shares (ASX Code MBP)

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity METABOLIC PHARMACEUTICALS LIMITED	
ABN 96 083 866 862	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	PAUL LAPPIN
Date of last notice	21.5.2008
Date that director ceased to be director	16.4.2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
120,000 Fully Paid Ordinary Shares (ASX Code MBP)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Name of Holder: **Lappin Consulting P/L** **Nature of Interest:** **Director**	1,666,667 Fully Paid Ordinary Shares (ASX Code MBP)
Name of Holder: **Lappin Consulting P/L** **<Super Fund A/C>** **Nature of Interest:** **Director of Trustee of superannuation fund**	407,000 Fully Paid Ordinary Shares (ASX Code MBP)

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

metabolic

ASX Announcement **ASX code: MBP**

Changes to Metabolic Board

Melbourne - 20 April 2009

Following the recent acquisition by Entrust Funds Management Limited (Entrust) of a 19.8 % interest in Metabolic Pharmaceuticals Limited (**MBP** or the **Company**), the Company advises that the following Board changes have taken place.

Mr Paul Lappin and Mr Iain Kirkwood have resigned as Directors of the Company, effective immediately. In addition, Mr Kirkwood has also relinquished his role as Company Secretary.

The Board wishes to sincerely thank both Mr Lappin and Mr Kirkwood for their significant contributions, sound direction and oversight of the Company, particularly over recent months when Mr Lappin has taken on the role of Chairman and Mr Kirkwood has been the acting Chief Executive Officer of the Company's 60% owned subsidiary, PolyNovo Biomaterials Pty Ltd.

The Board is pleased to advise that following persons have been appointed to the Board – David Franklyn, Oliver Stevens, David Kenley and George Cameron-Dow. Mr Don Clarke, an existing Director, will remain as a Director of the Company.

David Franklyn, the Managing Director of Entrust, will assume the role of Chairman. Oliver Stevens, who is also a member of the Entrust executive team, David Kenley and George Cameron-Dow bring to the Board a wealth of experience in the biotechnology sector and a broad range of financial, analytical and industry skills.

Mr Christopher Mews has been appointed as Company Secretary, effective immediately.

The Chairman elect of Metabolic, David Franklyn, thanked the previous Board for leaving the Company in a strong position, with its cost base reduced to an appropriate level, significant cash reserves and a major investment in PolyNovo Biomaterials Pty Ltd.

"The challenge for the new Board is to take advantage of this strong foundation and to grow the business and enhance value for all shareholders" said Mr Franklyn.

CONTACT:

For further information concerning Metabolic Pharmaceuticals Limited, contact David Franklyn, Director, on 0402 447 839.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Metabolic Pharmaceuticals Limited

ACN: 083 866 862

1. Details of substantial holder (1)

Name: Entrust Funds Management Limited (as responsible entity for the Entrust Investment Fund (ARSN 111 456 387)) ("EFML"), JDV Ltd (as custodian for Entrust Investment Fund (ARSN 111 456 387)) ("JDV") and Entrust Private Wealth Management Pty Ltd ("EPWM")

ACN / ARSN (if applicable): 106 768 012 , 009 136 029 and 100 088 168

The holder became a substantial holder on 02 / 04 /2009 .

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Fully paid ordinary shares	59,713,219	59,713,219	19.81%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
JDV	Relevant interest under section 608(1) of the Corporations Act 2001	59,713,219 fully paid ordinary units

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
JDV	JDV	JDV	59,713,219 ordinary fully paid shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
JDV	02/04/2009	$2,388,528.76	-	59,713,219 fully paid ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
JDV	JDV is an associate of Entrust Investment Fund pursuant to section 12(2)(b) or (c)
EFML	EFML is an associate of JDV pursuant to section 12(2) (b) or (c)
EPWM	EPWM is an associate of EFML pursuant to section 12(2)(a)(ii) of the Corporations Act 2001 (Cth).

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address

JDV	Level 5, 141 St Georges Tce, Perth WA 6000
EPWM	Level 17, 140 St Georges Tce, Perth, WA 6000
EFML	Level 17, 140 St Georges Tce, Perth, WA 6000

Signature

print name Chris Mews capacity Company Secretary

sign here date 07/04/09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations A.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Metabolic Pharmaceuticals Limited
ACN	083 866 862

1. Details of substantial holder (1)

Name	Dr Tony Moore
ACN/ARSN (if applicable)	n/a

The holder ceased to be a substantial holder on 02/04 /09
The previous notice was given to the company on 02/04 /09
The previous notice was dated 02/04 /09

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's voted affected
02/04/09	Dr Tony Moore	Off market transfer	$2,388,528.76	59,713,219	19.61%

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Dr Tony Moore	Level 4, 18 North Terrace, Adelaide , SA 5000

Signature

print name	Dr Tony Moore	Capacity
sign here		Date 06/04/09

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Metabolic Pharmaceuticals Limited

ACN: 083 866 862

1. Details of substantial holder (1)

Name: Dr Tony Moore

ACN / ARSN (if applicable): n/a

The holder became a substantial holder on 30 / 03 /2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Fully paid ordinary shares	59,713,219	59,713,219	19.81%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Dr Tony Moore	Relevant interest under section 608(1) of the Corporations Act 2001	59,713,219 fully paid ordinary units

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Dr Tony Moore	Brazil Farming Pty Ltd	Dr Tony Moore	59,713,219 ordinary fully paid shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Dr Tony Moore	30/03/2009	$2,388,528.76	-	59,713,219 fully paid ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
JDV Ltd (as custodian for Entrust Investment Fund (ARSN 111 456 387))	JDV Ltd is an associate of Dr Tony Moore pursuant to section 12(2)(b) or (c)
Entrust Funds Management Limited ("EFML"), (as responsible entity for the Entrust Investment Fund (ARSN 111 456 387))	EFML is an associate of Dr Tony Moore pursuant to section 12(2) (b) or (c)

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Dr Tony Moore	Level 4, 18 North Terrace, Adelaide, SA 5000

JDV Ltd	Level 5, 141 St Georges Tce, Perth WA 6000
EFML	Level 17, 140 St Georges Tce, Perth, WA 6000

Signature

print name Dr Tony Moore capacity

sign here date 02/04/09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations A.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.